UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

October 2024

Commission File Number: 001-36622

PROQR THERAPEUTICS N.V.

Zernikedreef 9

2333 CK Leiden

The Netherlands

Tel: +31 88 166 7000

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement

Underwriting Agreement

On October 22, 2024, ProQR Therapeutics N.V. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Evercore Group L.L.C. and Cantor Fitzgerald & Co., as representatives of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering (the “Offering”) of 18,000,000 ordinary shares (the “Shares”) of the Company. All of the Shares were sold by the Company. The offering price of the Shares to the public was $3.50 per share (the “Public Offering Price”), and the Underwriters agreed to purchase the Shares from the Company pursuant to the Underwriting Agreement at the Public Offering Price, less underwriting discounts and commissions. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 2,700,000 ordinary shares of the Company (the “Option Shares”) on the same terms as the Shares.

The Shares were issued pursuant to the Company’s shelf registration statement (the “Registration Statement”) on Form F-3 (Registration Statement No. 333-282419) previously filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2024 and declared effective by the Commission on October 10, 2024. The Offering was made only by means of a preliminary prospectus supplement and prospectus supplement, along with a base prospectus, that form a part of the Registration Statement. The closing of the Offering occurred on October 24, 2024.

The aggregate net proceeds from the Offering were approximately $59.0 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company, without giving effect to any sales of the Option Shares.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is attached as Exhibit 1.1 hereto and incorporated by reference herein. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

A copy of the legal opinion of Allen Overy Shearman Sterling LLP, the Company’s Netherlands counsel, relating to the legality and validity of the Shares and the Option Shares is filed as Exhibit 5.1 to this Report of Foreign Private Issuer on Form 6-K, which is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

Share Purchase Agreement

Concurrently with the Offering, the Company entered into a Share Purchase Agreement (the “Share Purchase Agreement”) with Eli Lilly and Company (“Lilly”) on October 22, 2024, in a separately negotiated transaction pursuant to which the Company agreed to offer and sell to Lilly, and Lilly has agreed to purchase, 3,523,538 ordinary shares of the Company (the “Lilly Shares”) at a price per share equal to the Public Offering Price, for an aggregate purchase price of approximately $12.3 million (the “Private Placement”). The closing of the Private Placement was subject to the consummation of the Offering and the satisfaction of other customary closing conditions. The closing of the Private Placement occurred on October 25, 2024.

The Share Purchase Agreement contains customary representations, warranties, and covenants of each party. Pursuant to the terms of the Share Purchase Agreement, Lilly may not, subject to certain limited exceptions, dispose of any of the Lilly Shares for a period commencing on the Closing Date (as defined therein) until the earlier of (i) the date that is six (6) months after the Closing Date and (ii) the date that the Amended and Restated Collaboration Agreement (as defined therein) is terminated. Additionally, under the Share Purchase Agreement, Lilly may participate in certain public offerings or private placements of the Company’s ordinary shares, subject to share ownership requirements and other limitations set forth in the Share Purchase Agreement. The Company has also granted Lilly certain customary registration rights with respect to the Lilly Shares, including registering such shares for resale on or prior to the expiration of the lockup agreement described above. Lilly has also agreed to a standstill on acquiring additional shares of the Company and proposing certain transactions to the Company or its shareholders, all on the terms, and subject to the exceptions, contained in the Share Purchase Agreement.

The foregoing description of the Share Purchase Agreement is qualified in its entirety by reference to the Share Purchase Agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated by reference herein. The representations, warranties and covenants contained in the Share Purchase Agreement were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Unregistered Sale of Equity Securities

As described in the section titled “Share Purchase Agreement” in this Report of Foreign Private Issuer on Form 6-K, which is incorporated in this section by reference, the Lilly Shares were issued in a private placement exempt from registration pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), or Regulation D promulgated thereunder, as a transaction by an issuer not involving a public offering. The Company relied on this exemption from registration based in part on the representations made by Lilly, including that it was acquiring the Lilly Shares for the purpose of investment and not with a view to resale or distribution of any part thereof in violation of the Securities Act, and an appropriate legend will be applied to the Lilly Shares. The Lilly Shares have not been registered under the Securities Act or any state securities laws and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements.

Other Events

On October 22, 2024, the Company issued a press release announcing the launch of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto and is hereby incorporated by reference herein.

On October 23, 2024, the Company issued a press release announcing the pricing of the Offering and Private Placement. A copy of the press release is attached as Exhibit 99.2 hereto and is hereby incorporated by reference herein.

The Company hereby incorporates by reference the information contained herein into the Company’s registration statements on Form F-3 (File No. 333-282419, File No. 333-270943, and File No. 333-263166).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROQR THERAPEUTICS N.V.

Date: October 25, 2024	By:	/s/ René Beukema
René Beukema
Chief Corporate Development Officer and General Counsel

INDEX TO EXHIBITS

Number	Description

1.1	Underwriting Agreement, dated October 22, 2024, between the Company and Evercore Group L.L.C. and Cantor Fitzgerald & Co.

5.1	Opinion of Allen Overy Shearman Sterling LLP.

10.1	Share Purchase Agreement, dated October 22, 2024, between the Company and Eli Lilly and Company.

23.1	Consent of Allen & Overy LLP (included in Exhibit 5.1).

99.1	Press Release of ProQR Therapeutics N.V. dated October 22, 2024.

99.2	Press Release of ProQR Therapeutics N.V. dated October 23, 2024.